UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Grupo TMM, S.A.B.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

40051D105
(CUSIP Number)[1]

Luis Rodolfo Capitanachi Dagdug
Paseo de las Reforma 296
19 Floor
Colonia Juárez
06600 Mexico City, Mexico
(52) 55-26-29-88-66

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Jorge U. Juantorena, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

August 19, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 No CUSIP number exists for the underlying Common Shares, as the Shares are not traded in the United States. The CUSIP number 40051D105 is only for the American Depositary Shares (“ADSs”).

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* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Vanessa Serrano Cuevas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
35,182,905

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
35,182,905

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,182,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

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Item 1.	Security and Issuer

The equity securities to which this filing relates are the nominative common shares, without par value (the “Common Shares”) of Grupo TMM, S.A.B. (formerly Grupo Servia, S.A. de C.V. and Grupo TMM, S.A.), a fixed capital corporation (sociedad anónima bursátil) incorporated under the laws of the United Mexican States (the “Issuer”).

The principal executive offices of the Issuer are located at Paseo de las Reforma 296, 19 Floor, Colonia Juárez, 06600 Mexico City, Mexico.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Vanessa Serrano Cuevas.

(b)	The business address of Vanessa Serrano Cuevas is Paseo de las Reforma 296, 19 Floor, Colonia Juárez, 06600 Mexico City, Mexico.

(c)	Vanessa Serrano Cuevas is the Chief Executive Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, was or is not as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vanessa Serrano Cuevas is a citizen of the United Mexican States.

Item 3.	Source and Amount of Funds or Other Consideration

On August 19, 2020, José Francisco Serrano Segovia entered into an irrevocable and unconditional agreement to donate 12,499,150 Common Shares to the Reporting Person (the “Donation Agreement”) without the payment of any consideration. The Reporting Person became the beneficial owner of those Common Shares as a result of such agreement.

On August 21, 2020, the Reporting Person, as lender, entered into a loan agreement with Vex Asesores Corporativos, S.A.P.I. de C.V. (“Vex”) as borrower in the amount of US$5 million (the “Credit Agreement”). As part of the Credit Agreement, Vex pledged 20,000,000 Common Shares under a related pledge agreement (the “Pledge Agreement”). On December 30, 2021, Vex was notified of its default under the Credit Agreement. On May 19, 2022, the Reporting Person foreclosed on those shares and became the beneficial owner under the Pledge Agreement.

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Over the course of the past two years, the Reporting Person has made purchases of Common Shares in the open market. In total, she has purchased 2,683,755 Common Shares. The Reporting Person acquired 2,000,000 Common Shares on September 18, 2020 for an acquisition price of Ps. 10,300,000 and acquired 683,755 Common Shares on December 22, 2020 for an acquisition price of Ps. 3,213,649.

Item 4.	Purpose of the Transaction

The Reporting Person acquired the Common Shares described in Item 3 above for investment purposes. The Reporting Person may consider acquiring additional Common Shares in the open market, through capitalization of outstanding loans, or in privately negotiated transactions. The Reporting Person will make such investment decisions as she deems appropriate in light of the circumstances existing from time to time. In making such decisions, the Reporting Person will consider the Issuer’s business, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities.

Except as set forth in this Item 4, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

Item 5.	Interest in Securities of the Issuer

(a) — (b) As of January 24, 2022, based on information provided by the Issuer (which disclosed that 102,420,594 Common Shares were outstanding, of which 3,722,621 were held in the form of ADSs), the aggregate number and percentage of Common Shares beneficially owned by the Reporting Person is 35,182,905 (34.4%).

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information under Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

1. Contrato de Donación (Donation Agreement), dated as of August 19, 2020, between José F. Serrano Segovia and Vanessa Serrano Cuevas (Convenience translation).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2022

/s/ Vanessa Serrano Cuevas
Vanessa Serrano Cuevas

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Exhibit Index

Document
1. Contrato de Donación (Donation Agreement), dated as of August 19, 2020, between José Francisco Serrano Segovia and Vanessa Serrano Cuevas (Convenience translation).